UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Letter Indicating Restatement of Fourth Quarter and Full year 2022 Financial Results

Exhibit 99.2	Financial Statement for Fourth Quarter and Full year 2022

Exhibit 99.3	Management Discussion and Analysis for Fourth Quarter and Full year 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang

Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date: April 19, 2023